UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Directors of China Internet Nationwide Financial Services Inc.

On October 16, 2017, Mr. Kam Cheng Leong tendered his resignation as director of China Internet Nationwide Financial Services Inc. (the “Company”), Chairman of the Nominating and Corporate Governance Committee and member of both Audit Committee and Compensation Committee of the Company. Mr. Leong’s resignation was for personal reasons and was not a result of any dispute with the Company. The Board accepted Mr. Leong’s resignation with immediate effect.

On the same day, the Board resolved to appoint Mr. Buting Yang to replace Mr. Leong in the abovementioned capacities, effective immediately.

Mr. Yang, age 72, has held a number of senior leadership positions in a variety of institutions in the media industry of China. He has been a director of and technology counsel to the China Film Association since 2000. From 2000 to 2007, Mr. Yang served as president of China Film Group Corporation. From 2000 to 2017, he served as independent director of Zhejiang Talent Television & Film Co., Ltd., a Shenzhen Stock Exchange listed company. From 2007 to 2009, Mr. Yang was independent director of Beijing Galloping Horse Media Co., Ltd. From 2007 to 2015, Mr. Yang also served as chairman of China Film Promotion International Corp. and president of China Film Distribution & Screening Association. In addition, Mr. Yang has been serving as a member of the Film Committee of State Administration of Radio, Film and Television of China since 2012. Mr. Yang also has been serving as independent director of SkyOcean International Holdings Limited since 2014, which is a company listed on Hong Kong Exchange. Mr. Yang’s leadership positions also include serving as independent director of Zhejiang Times Cinema Chain Co., Ltd. since 2015 and honorary chairman of Chinese Creative Culture Organization since 2012. Mr. Yang received his Bachelor degree in Geology from Jilin University in 1969.

The term of Mr. Yang’s appointment as an independent director of the Company shall be one year or until the next annual meeting of the stockholders. In connection with his appointment, Mr. Yang shall receive an annual compensation of $30,000 and shall be reimbursed for his out-of-pocket expenses incurred in connection with his service provided to the Company.

On October 18, 2017, the Company issued a press release announcing Mr. Yang’s appointment. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2017	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer

Exhibit Index

Exhibit 99.1 — Press Release